Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated (in millions):

	Successor				Predecessor
	Twelve Months Ended Dec. 31,			Two Months Ended Dec. 31,	Ten Months Ended Oct. 31,	Twelve Months Ended Dec. 31,
	2009	2008	2007	2006	2006	2005
Earnings:
Earnings (loss) from continuing operations before taxes	$81	$118	$22	$(105)	$9,021	$(4,513)
Fixed charges (see below)	146	163	177	39	277	775
Amortization of capitalized interest	3	2	1	—	5	7
Capitalized interest	(10)	(9)	(11)	(2)	—	—
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—

Earnings, as adjusted	$220	$274	$189	$(68)	$9,303	$(3,731)

Fixed charges:
Portion of rents representative of interest expense (33%)	$24	$31	$32	$5	$22	$27
Interest on indebtedness, including amortization of deferred loan costs	112	123	134	32	255	748
Capitalized interest	10	9	11	2	—	—

Total fixed charges	$146	$163	$177	$39	$277	$775

Ratio of earnings to fixed charges	1.5	1.7	1.1	N/A	33.6	N/A

Due to the losses incurred for adjustments due to bankruptcy proceedings, we would have had to generate additional earnings of $107 million in the two months ended December 31, 2006 and $4.506 billion in the twelve months ended December 31, 2005 in order to achieve a coverage ratio of 1:1.